FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 For the month of August, 2006

Commission File Number: 000-51847

Himax Technologies, Inc.
(Exact name of registrant as specified in its charter)

10th Floor, No. 605, Chungshan Road
Hsinhua, Tainan County 712
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “HIMAX REPORTS SECOND QUARTER 2006 RESULTS” dated August 10, 2006.

2

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan

Name:	Max Chan
Title:	Chief Financial Officer

Date: August 9, 2006

3

Exhibit 99.1

HIMAX REPORTS SECOND QUARTER 2006 RESULTS

Tainan, Taiwan, August 10, 2006 - Himax Technologies, Inc. (“Himax” or ”Company”) (Nasdaq: HIMX) today reported financial results for the second quarter ended June 30, 2006.

Net revenue for the second quarter of 2006 was $171.7 million, a 53.8% increase as compared to $111.6 million for the second quarter of 2005, and a 1.8% decrease as compared to $174.9 million in the first quarter of 2006. Net income for the second quarter of 2006 was $19.5 million, or $0.10 per diluted share, representing a 49.4% increase compared to net income of $13.1 million, or $0.07 per diluted share in the second quarter of 2005, and an 11.0% decrease compared to $21.9 million, or $0.12 per diluted share in the first quarter of 2006. Share-based compensation was $1.1 million, $1.5 million and $1.1 million in the second quarter of 2006, the second quarter of 2005 and the first quarter of 2006, respectively.

Gross margin in the second quarter of 2006 was 19.2%, as compared to 22.8% in the second quarter of 2005, and 21.5% in the first quarter of 2006. Operating margin was 11.0% in the second quarter of 2006, as compared to 12.8% in the second quarter of 2005, and 13.5% in the first quarter of 2006.

Excluding share-based compensation, gross margin was 19.2% in the second quarter of 2006, 22.8% in the second quarter of 2005, and 21.5% in the first quarter of 2006, with an operating margin of 11.6% 14.1%, and 14.1%, respectively.

A reconciliation of our gross margin and operating margin excluding share-based compensation, a non-GAAP financial measure, to GAAP gross margin and GAAP operating margin, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, “The second quarter was a challenging one for panel and component manufacturers alike. We achieved revenues in line with prior guidance notwithstanding the negative business environment. Notably, while our revenue from related parties declined in the quarter due to short-term inventory adjustments, our revenue from non-affiliate parties increased. Overall, we think our more diversified customer mix puts us in a stronger position now than before.”

Max Chan, Chief Financial Officer of Himax, said, “Our operating income for the second quarter increased 32.4% to $18.9 million from $14.3 million for the same period a year ago and decreased 20.0% compared to $23.6 million in the first quarter 2006. This primarily reflects the above average price pressure facing the industry. Due to the difficult market conditions in the second quarter, our blended gross margin came in at the low-end of our historical range.”

Looking forward, Mr. Wu added, “We expect the business environment in the third quarter of 2006 will be slightly better than the second quarter of 2006. Overall, we expect net revenue in the third quarter of 2006 to grow in the range of mid to high single digit rate as compared to the second quarter of 2006. Our Non-GAAP diluted EPS, excluding share-based compensation is expected to be at a similar level as that of the second quarter. We expect diluted GAAP EPS to be in the range of $0.03 to $0.04. This includes a charge of share-based compensation of approximately $12 to $14 million, or $0.06 to $0.07 per diluted share. The expected increase in share-based compensation is due to new grants of restricted share units, which is expected to occur at the end of September 2006.”

A reconciliation of our diluted EPS excluding share-based compensation, a non-GAAP financial measure, to diluted GAAP EPS, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

Investor Conference Call / Webcast Details
The Company’s management will review detailed second quarter 2006 results on Wednesday, August 9, 2006 at 7:00 PM EST (7:00 AM, August 10, Taiwan time). The conference call-in number is +1-201-689-8560 (international) and +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on the Company’s website at www.himax.com.tw. The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 207865.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Contacts:
Max Chan	Jackson Ko	In the U.S.
Chief Financial Officer	Investor Relations	David Pasquale
Himax Technologies, Inc.	Himax Technologies, Inc.	The Ruth Group
+886-2-3393-0877 Ext. 22300	+886-2-3393-0877 Ext. 22240	646-536-7006
max_chan@himax.com.tw	jackson_ko@himax.com.tw	dpasquale@theruthgroup.com

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

– Tables Attached –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income

(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP.)
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended June 30,		Three Months Ended Mar 31,
	2006	2005	2006
Revenues
Revenues from third parties, net	$84,634	$42,790	$65,427
Revenues from related parties, net	87,041	68,843	109,432

	171,675	111,633	174,859

Costs and expenses:
Cost of revenues	138,766	86,214	137,298
Research and development	11,603	8,896	10,902
General and administrative	1,334	1,392	2,058
Sales and marketing	1,097	873	1,007

Total costs and expenses	152,800	97,375	151,265

Operating income	18,875	14,258	23,594

Non operating income (loss):
Interest income	1,843	48	205
Impairment loss on an investment	(1,500)	---	---
Foreign exchange gains (losses), net	1,398	676	(232)
Interest expense	(27)	---	(284)
Other income, net	58	87	55

	1,772	811	(256)

Income before income taxes and minority interest	20,647	15,069	23,338
Income tax expense	1,246	2,047	1,491

Income before minority interest	19,401	13,022	21,847
Minority interest, net of tax	124	47	92

Net income	$19,525	$13,069	$21,939

Basic earnings per ordinary share and ADS	$0.10	$0.07	$0.12

Diluted earnings per ordinary share and ADS	$0.10	$0.07	$0.12

Basic Weighted Average Outstanding Shares	195,535	175,660	178,575
Diluted Weighted Average Outstanding Shares	198,512	180,464	182,271

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Figures in Thousands of U.S. Dollars)

			Three
			Months
The amount of share-based compensation	Three Months		Ended
included in applicable costs and expenses	Ended June 30,		Mar 31,
categories is summarized as follows:	2006	2005	2006

Share-based compensation
Cost of revenues	$18	$33	$24
Research and development	818	1,126	864
General and administrative	98	166	105
Sales and marketing	129	203	145

Total	$1,063	$1,528	$1,138

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Six Months Ended
	June 30,
	2006	2005
Revenues
Revenues from third parties, net	$150,061	$73,041
Revenues from related parties, net	196,473	135,009

	346,534	208,050

Costs and expenses:
Cost of revenues	276,064	161,241
Research and development	22,505	17,087
General and administrative	3,392	2,579
Sales and marketing	2,104	1,691

Total costs and expenses	304,065	182,598

Operating income	42,469	25,452

Non operating income (loss):
Interest income	2,048	50
Impairment loss on an investment	(1,500)	---
Foreign exchange gains, net	1,166	484
Interest expense	(311)	(7)
Other income, net	113	131

	1,516	658

Income before income taxes and
minority interest	43,985	26,110
Income tax expense	2,737	3,008

Income before minority interest	41,248	23,102
Minority interest, net of tax	216	100

Net income	$41,464	$23,202

Basic earnings per ordinary share and ADS	$0.22	$0.13

Diluted earnings per ordinary share and ADS	$0.22	$0.13

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Figures in Thousands of U.S. Dollars)

	Jun 30,	Mar 31,	Dec 31,
	2006	2006	2005

Assets
Current assets:
Cash and cash equivalents	$166,884	$31,247	$7,086
Marketable securities available-for-sale	1,930	3,150	3,989
Restricted cash equivalents and marketable
securities	395	14,558	14,053
Accounts receivable, less allowance for sales
returns and discounts	86,907	73,178	80,158
Accounts receivable from related parties	66,434	71,540	69,688
Inventories	99,605	99,539	105,004
Deferred income taxes	11,331	9,645	8,965
Prepaid expenses and other current assets	16,142	10,328	11,113

Total current assets	$449,628	$313,185	$300,056

Property and equipment, net	29,128	25,943	24,426
Deferred income taxes	135	145	151
Intangible assets, net	68	74	81
Investments in non-marketable securities	313	1,813	1,813
Refundable deposits	511	488	712

	30,155	28,463	27,183

Total assets	$479,783	$341,648	$327,239

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt	$---	$38,577	$27,274
Current portion of long-term debt	---	---	89
Accounts payable	98,015	85,489	105,801
Income tax payable	12,858	15,915	13,625
Other accrued expenses and other current
liabilities	11,985	12,167	13,995

Total current liabilities	$122,858	$152,148	$160,784

Minority interest	$449	$609	$624

Stockholders’ equity:
Ordinary share, US$0.0001 par value,
500,000,000 shares authorized	19	18	18
Additional paid-in capital	247,653	99,570	98,450
Accumulated other comprehensive income	13	37	36
Unappropriated earnings	108,791	89,266	67,327

Total stockholders’ equity	$356,476	$188,891	$165,831

Total liabilities and stockholders’ equity	$479,783	$341,648	$327,239

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,

	2006	2005	2006

Cash flows from operating activities:
Net income	$19,525	$13,069	$21,939
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,204	892	1,218
Share-based compensation expenses	1,063	1,528	1,138
Minority interest, net of tax	(124)	(47)	(92)
Loss on disposal of property and equipment	5	---	31
Gain on sale of marketable securities, net	(55)	(80)	(58)
Impairment loss on an investment	1,500	---	---
Deferred income taxes	(1,677)	(749)	(679)
Changes in operating assets and liabilities:
Accounts receivable	(13,672)	(15,520)	6,998
Accounts receivable from related parties	5,076	(4,633)	(1,879)
Inventories	(4,009)	1,972	5,464
Prepaid expenses and other current assets	(2,838)	(1,823)	1,801
Accounts payable	12,525	18,716	(20,312)
Income tax payable	(3,056)	1,764	2,333
Other accrued expenses and other current liability	(195)	678	(1,746)

Net cash provided by operating activities	15,272	15,767	16,156

Cash flows from investing activities:
Purchase of land, property and equipment	(4,065)	(1,060)	(3,886)
Purchase of available-for-sales marketable securities	(8,625)	(13,801)	---
Sales and maturities of available-for-sale marketable securities	9,830	19,785	878
Proceeds from sale of subsidiary shares by Himax Technologies
Limited	55	---	124
Purchase of subsidiary shares from minority interest	(84)	(11)	(23)
Return of (increase in) refundable deposits	(23)	(336)	223
Release (pledge) of restricted cash equivalents and marketable
securities	14,101	42	(505)

Net cash provided by (used in) investing activities	11,189	4,619	(3,189)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended June 30,		Three Months Ended March 31,

	2006	2005	2006

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	147,813	---	---
Proceeds from borrowing of short-term debt	---	---	11,303
Repayment of short-term debt	(38,577)	---	---
Repayment of long-term debt	---	(46)	(89)

Net cash provided by (used in) financing activities	109,236	(46)	11,214

Effect of exchange rate changes on cash and cash
equivalents	(60)	---	(20)
Net increase in cash and cash equivalents	135,637	20,340	24,161
Cash and cash equivalents at beginning of period	31,247	7,822	7,086

Cash and cash equivalents at end of period	$166,884	$28,162	$31,247

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$28	$---	$283

Income taxes	$5,549	$1,090	$15

Supplemental disclosures of non-cash investing
and financing activities:
Increase (decrease) in payable for purchase of
equipment and construction in progress	$(18)	$(191)	$893

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

Gross Margin and Operating Margin Excluding Share-based Compensation:

	Three Months Ended June 30,		Three Months Ended Mar 31,

	2006	2005	2006

Revenues	$171,675	$111,633	$174,859
Gross profit	32,909	25,419	37,561
Add: Share-based compensation – Cost of revenues	18	33	24
Gross profit excluding share-based compensation	32,927	25,452	37,585
Gross margin excluding share-based compensation	19.2%	22.8%	21.5%
Operating income	18,875	14,258	23,594
Add: Share-based compensation	1,063	1,528	1,138
Operating income excluding share-based compensation	19,938	15,786	24,732
Operating margin excluding share-based compensation	11.6%	14.1%	14.1%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation equals operating income excluding share-based compensation divided by revenues

Diluted Earnings Per Share Excluding Share-based Compensation:

Three Months Ended June 30, 2006

Diluted GAAP EPS	$0.10
Add: Estimated share-based compensation per diluted share	$0.01
Diluted non GAAP EPS excluding share-based compensation	$0.10

Numbers do not add up due to rounding